NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 26, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on August 15, 2013. Each Unit is comprised of a prepaid stock purchase contract and a senior amortizing note due August 15, 2013 issued by Beazer Homes, which had an initial principal amount of $5.246 per amortizing note and a scheduled final installment payment date of August 15, 2013. Unless settled earlier as described in the Prospectus, on August 15, 2013, each purchase contract will automatically settle and the Company will deliver a number of shares of its common stock based on the applicable market value, which is the average of the daily closing prices of the common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding August 15, 2013, as follows (subject to adjustment): - if the applicable market value equals or exceeds $35.60 , you will receive 0.7025 shares; - if the applicable market value is greater than $29.05 but less than $35.60, you will receive a number of shares having a value, based on the applicable market value, equal to $25; and - if the applicable market value is less than or equal to $29.05, you will receive 0.8606 shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 15, 2013.